Exhibit 12

	Year Ended September 30,
	2004	2003	2002	2001	2000
	(dollars in millions)
Earnings available for fixed charges:
Income (loss) from continuing operations before provision for income taxes	$(150)	$(325)	$(740)	$(1,343)	$163
Less undistributed equity earnings (loss)from investments	(5)	13	40	42	4
Less interest capitalized during the period	--	--	5	4	--
Add distributed income of equity investees	61	--	--	--	--
Add fixed charges	67	77	168	199	90

Total earnings available for fixed charges	$(17)	$(261)	$(617)	$(1,190)	$249

Fixed charges:
Interest expense including capitalized interest	$43	$47	$126	$155	$58
Interest portion of rental expense	24	30	42	44	32

Total fixed charges	67	$77	$168	$199	$90

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	2.8x
Deficiency	$84	$338	$785	$1,389	n/a